Exhibit 99.1
Wix Releases Additional Details for its Upcoming Analyst & Investor Day
on August 9-10, 2023

NEW YORK, August 9, 2023 -- Wix.com Ltd. (Nasdaq: WIX), today released additional details about the two-part virtual Analyst & Investor Day, consisting of prepared management presentations on Wednesday, August 9, 2023 and a live Q&A event on Thursday, August 10, 2023.

Wix will post recorded video presentations in advance of a live Q&A. In these presentations, Wix’s management team and business leaders will discuss the company’s newest product release, Wix Studio, and will provide an overview of current and future products leveraging AI, an update on business performance metrics and growth drivers and an updated framework for its financial targets, along with planned initiatives to enhance shareholder value.

The presentations and accompanying materials will be shared by 5:30 p.m. ET on Wednesday, August 9, 2023 at https://www.wix.com/about/investor-relations/2023-analyst-investor-day

During the live Q&A portion of the event on Thursday, August 10 at 8:30 a.m. ET, Wix management will answer both live and submitted questions. Analysts and investors are encouraged to submit questions to ir@wix.com in advance and during the Q&A.

Virtual Analyst & Investor Day Q&A Details:

What:	Analyst & Investor Day Q&A
When:	Thursday, August 10, 2023
Time:	8:30 a.m. ET
Registration:	https://www.wix.com/about/investor-relations/event-details/wix-virtual-analyst-investor-day-2023-q-a
Submit Questions:	Email ir@wix.com

About Wix.com Ltd.
Wix is a leading platform to create, manage and grow a digital presence. What began as a website builder in 2006 is now a complete platform providing users with enterprise-grade performance, security and a reliable infrastructure. Offering a wide range of commerce and business solutions, advanced SEO and marketing tools, Wix enables users to have full ownership of their brand, their data and their relationships with their customers. With a focus on continuous innovation and delivery of new features and products, anyone can build a powerful digital presence to fulfill their dreams on Wix.

For more about Wix, please visit our Press Room

Investor Relations:
ir@wix.com

Media Relations:
pr@wix.com